December 6, 2007	NR:07-18
CHINA MINMETALS / JIANGXI COPPER TO ACQUIRE NORTHERN PERU COPPER
CORP FOR C$13.75 PER SHARE IN CASH
Vancouver, British Columbia — Northern Peru Copper Corp. (“NOC” or the “Company”) is pleased to announce that it has signed a definitive agreement (the “Support Agreement”) with China Minmetals Nonferrous Metals Co., Ltd (“Minmetals”) and Jiangxi Copper Company Ltd. (“Jiangxi”; collectively “the Offerors”) under which the Offerors have agreed to make an offer to acquire all of the Company’s outstanding shares (the “Offer”) for C$13.75 per share in cash.
The Offer:
•	values NOC at approximately C$455 million on a fully diluted basis;

•	represents a 34% premium to NOC’s volume weighted average price for the 20 day trading period prior to December 5, 2007, and the closing price on November 30, 2007
(the date final proposals were received by NOC); and

•	represents a 21 % premium to NOC’s closing price on December 5, 2007.
The transaction is to be effected by way of a takeover bid. Full details of the Offer will be included in a formal offer and take-over bid circular which is expected to be mailed to shareholders in late December, 2007. The transaction is expected to close in early 2008. The take-over bid circular will be accompanied by the Company’s directors’ circular, which will provide shareholders of the Company with, among other things, the rationale for the unanimous recommendation of NOC’s Board of Directors that shareholders accept the Offer. The Offer is subject to a number of conditions including: absence of material adverse changes, a minimum tender condition of 66 2/3% having been met, and receipt of regulatory approvals (including Chinese government approvals).
The Board of Directors of NOC has unanimously determined that the Offer is fair to NOC’s shareholders and is in the best interests of the Company and its shareholders. The Board recommends that shareholders tender to the Offer. A special committee of NOC’s Board of Directors has received an opinion from its financial advisor, Genuity Capital Markets, that the offer is fair, from a financial point of view, to the shareholders of NOC. All officers, directors and certain major shareholders of NOC, representing 42% of the shares outstanding on a fully diluted basis, have entered into lock-up agreements with the Offerors under which they have agreed to tender their shares to the offer and that they will not support any rival offer unless it represents a superior bid as determined by the Board of Directors. In the event that the transaction is not completed under certain circumstances, NOC has agreed to pay the Offerors a termination fee of approximately 3.5% of the transaction value.
Ross Beaty, Chairman of NOC said, “During 2007, Northern Peru has worked with its advisors to seek a major mining company to acquire and develop the Galeno copper/gold/molybdenum project into a large producing mine that will provide substantial benefits to the Peruvian economy. During that time 27 companies signed confidentiality agreements to review the technical information on Galeno. Of those companies, 18 visited Galeno and completed comprehensive technical due diligence. Minmetals and Jiangxi presented us with the best offer to acquire NOC

1550-625 Howe Street          Vancouver          BC          Canada          V6C 2T6
info@northernperu.com          www.northernperu.com          T: 604 687 0407          F: 604 687 7041

and we are happy to accept their offer. Both are large companies with extensive experience in the copper sector, and are fully capable of developing Galeno into one of the world’s premier copper mining operations. I support their offer to acquire our company and encourage all shareholders to do so as well.”
Minmetals and Jiangxi are committed to the efficient development of the Galeno Project. “The joint venture expects to continue with the first class work that has been conducted to date by the dedicated staff of Northern Peru Copper’s Peruvian subsidiary Lumina SAC,” said Mr. Huang Guoping, Vice President of Minmetals. Mr. Zha Kebing, Deputy Chief Engineer & Senior Engineer of Jiangxi added that “both companies are excited about this opportunity and hope to construct a world class mine.”
Genuity Capital Markets is acting as sole financial advisor and Borden Ladner Gervais LLP is acting as legal counsel to NOC.
BMO Capital Markets is acting as sole financial advisor and Davies Ward Phillips & Vineberg LLP is acting as legal counsel to the Offerors.
About Minmetals
Minmetals is one of the major subsidiaries of China Minmetals Corporation (“China Minmetals”). China Minmetals, a state-owned corporation existing under the laws of the People’s Republic of China, is a diversified metals and mining company based in Beijing, China. China Minmetals is engaged in the production and trading of metals and minerals, including copper, aluminium, tungsten, tin, antimony, lead, zinc, iron and steel-related commodities. China Minmetals also engages in activities related to real estate development, finance, shipping and tendering. In 2006, China Minmetals had operations in 44 countries and revenue of approximately US$18.9 billion.
About Jiangxi
Jiangxi, a public corporation existing under the laws of the People’s Republic of China, is an integrated producer of copper in China, with operations in mining, milling, smelting and processing. Jiangxi also maintains exposure to sulphur, gold, silver, platinum, palladium, selenium, tellurium, rhenium and molybdenum. Jiangxi is listed on the London, Hong Kong and Shanghai stock exchanges.
About NOC
NOC is a Vancouver and Lima based copper exploration company that controls the Galeno copper/gold/molybdenum project, the adjacent Hilorico gold deposit and the Pashpap copper/molybdenum deposit. NOC’s shares trade on the Toronto Stock Exchange. The Company has 31,078,893 shares issued and outstanding and 33,111,893 shares issued on a fully diluted basis.
The Galeno Project
The Galeno project is located in the Yanacocha mining district of northern Peru, approximately 16 kilometers east of the mining operations at Yanacocha, the largest gold mine in South

1550-625 Howe Street          Vancouver          BC          Canada          V6C 2T6
info@northernperu.com          www.northernperu.com          T: 604 687 0407          F: 604 687 7041

America. In January 2007, an independent, NI 43-101 compliant prefeasibility study (the “PFS”) was completed on Galeno. Using a long term copper price of US$1.35 per pound and an 8% discount rate, the PFS showed that the project will generate an after tax net present value of US$560 million and an internal rate of return of 18.2%. Over the twenty year mine life, the project will produce approximately 144,000 tonnes per year of copper in concentrate, averaging over 200,000 tonnes per year in the first five years of the mine’s life. The Company is currently undertaking the feasibility study on the project which is expected to be completed in mid 2008. At the same time, the Company is continuing a three drill rig exploration program at the adjacent Hilorico gold / polymetallic zone.
The PFS indicates the Galeno mine will generate approximately 657 permanent jobs during its operating life and 3,600 jobs during the 2.5 year construction period. The PFS indicates that the mine will generate, over its 20 year mine life, $1.4 billion in taxes, government royalties and employee profit sharing payments, as well as substantial economic benefits and stimulus to its local communities, its region and elsewhere throughout Peru.
Contact
Northern Peru Copper Corp
David Strang
Vice President, Corporate Development
1-604-687-0407 (ext. 103)
dstrang@northernperu.com

NORTHERN PERU COPPER CORP	For further information contact:
Signed: “Marshall Koval” Marshall Koval, CEO & President	David Strang, VP Corporate Development dstrang@northernperu.com tel: + 604 687 0407 fax: + 604 687 7041
CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 40F, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

1550-625 Howe Street          Vancouver          BC          Canada          V6C 2T6
info@northernperu.com          www.northernperu.com          T: 604 687 0407          F: 604 687 7041